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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2002.

IAMGOLD Corporation
(Name of Registrant)

2820 Fourteenth Avenue, Markham, ON, Canada, L3R 0S9
 (Address of principal executive offices)

December 4, 2002	IAMGOLD and Repadre Sign Definitive Agreement

        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

        Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD Corporation — SEC File No. 001-31528
(Registrant)

Date: December 4, 2002	By:	/s/ JOHN ROSS John Ross, Chief Financial Officer

TSX Trading Symbol: IMG

52 Week Trading Range: Cdn $3.55-$8.75

Total Shares Outstanding: 78,620,889

Fully Diluted: 83,735,525

TSX Trading Symbol: RPD

52 Week Trading Range: Cdn $3.81-$9.32

Total Shares Outstanding: 39,306,870

Fully Diluted: 41,056,870

PRESS RELEASE: DECEMBER 4, 2002

IAMGOLD AND REPADRE SIGN DEFINITIVE AGREEMENT

        Markham and Toronto, Ontario, Canada, December 3, 2002 — IAMGOLD Corporation ("IAMGOLD" — TSX:IMG) and Repadre Capital Corporation ("Repadre" — TSX:RPD) are pleased to announce the completion of due diligence to the satisfaction of both companies and the signing of the formal Arrangement Agreement related to the merger announcement of October 28, 2002.

        The record date for the Repadre shareholder Special Meeting is December 6, 2002 with the meeting date set for January 6, 2003. Details for the time and place will be provided at a later date.

Summary of Combination Terms:

        The consolidation of the companies will be achieved by a Plan of Arrangement, whereby Repadre shareholders will receive 1.6 IAMGOLD shares for each Repadre share, with IAMGOLD as the continuing company. The exchange ratio implies a price of Cdn$8.48 for each Repadre share, based on the closing market price of both TSX-listed company's shares on Friday October 25, 2002.

Terms of the Agreement:

  •
  Repadre Special Meeting of Shareholders to be held on January 6, 2003.

  •
  Support arrangements have been secured with Dundee Bancorp. Inc. (16.6% Repadre shareholder) and IAMGOLD Co-Chairmen (26.2% combined shareholders).

  •
  Reciprocal break fees of Cdn$5 million.

  •
  The IAMGOLD Board of Directors will increase to nine directors, including three directors from the current Repadre Board.

  •
  The IAMGOLD management team will include the appointment of Joseph Conway (Repadre) to President and CEO of IAMGOLD. William Pugliese and Mark Nathanson, will continue as Co-Chairmen of the Board of Directors of IAMGOLD and Todd Bruce will continue as Chief Operating Officer of IAMGOLD.

        Completion of the combination of the two companies is subject to, among other things, receipt of all regulatory approvals.

For further information contact one of the following individuals:

Joseph F. Conway, President and Chief Executive Officer, Repadre Capital Corporation
J. Todd Bruce, President and Chief Operating Officer, IAMGOLD Corporation
Grant Edey, Vice President, Finance and Chief Financial Officer, Repadre Capital Corporation
Larry E. Phillips, Vice President, Corporate Development, IAMGOLD Corporation
Joanne C. Jobin, Director of Investor Relations, IAMGOLD Corporation
IAMGOLD: Tel: 905 477 4420    Fax: 905 477 4426    N.A. Toll Free: 1 888 IMG 9999
Repadre: Tel: 416 365 8090    Fax: 416 365 8065

Please note:

This entire press release may be received via fax or e-mail or accessed on IAMGOLD's website at www.iamgold.com or Repadre's website at www.repadre.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD and Repadre can be found at www.sedar.com.

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IAMGOLD AND REPADRE SIGN DEFINITIVE AGREEMENT